

Mail Stop 4631

September 14, 2017

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Tulip Grove Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re: Tulip Grove Acquisition Corporation**
> **Registration Statement on Form 10**
> **Filed July 7, 2017**
> **File No. 0-55807**

Dear Mr. Cassidy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Very truly yours,

/s/Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction